

AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - December 2022

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



AI Powered US Equity Adjusted Total Return Index

Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 12/30/2022

YTD	-24.34%
1Y	-24.34%
3Y	4.20%
5Y	25.96%
10Y	191.33%
10Y Volatility	17.90%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 12/30/2022

Top 10 Holdings: As of 12/30/2022

	Index Weight(%)	Sector
APPLE INC	5.94%	Electronic Technology
MICROSOFT CORP	4.47%	Technology Services
AMAZON.COM INC	2.17%	Retail Trade
EXXON MOBIL CORP	2.02%	Energy Minerals
ALPHABET INC-CL A	1.71%	Technology Services
TESLA INC	1.40%	Consumer Durables
ALPHABET INC C-SHARES	1.35%	Technology Services
JOHNSON & JOHNSON	1.28%	Health Technology
BERKSHIRE HATHAWAY INC-CL B	1.25%	Finance
UNITEDHEALTH GROUP INC	1.25%	Health Services
Total	22.84%	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
-30.3%	30.8%	21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 12/30/2022

HSBC

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-253385
January 03, 2023

Monthly Performance Report - December 2022

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	2.99%	3.22%
Consumer Non-Durables	5.73%	5.63%
Consumer Services	3.74%	3.53%
Electronic Technology	14.64%	14.36%
Energy Minerals	6.88%	4.73%
Finance	13.26%	14.70%
Health Technology	12.40%	11.70%
Producer Manufacturing	3.47%	3.64%
Retail Trade	6.47%	6.79%
Technology Services	15.76%	15.69%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	-0.14%	-0.15%
Consumer Non-Durables	-0.01%	-0.00%
Consumer Services	-0.27%	-0.32%
Electronic Technology	-1.33%	-1.44%
Energy Minerals	-0.20%	-0.23%
Finance	-0.84%	-0.79%
Health Technology	-0.18%	-0.19%
Producer Manufacturing	-0.16%	-0.17%
Retail Trade	-0.60%	-0.60%
Technology Services	-1.11%	-1.12%

■ Portfolio ■ Solactive US Large & Mid Cap Index

